September 4, 2025

Junling Liu
Chief Executive Officer and Co-Chairman of the Board
111, Inc.
3-4/F, No. 295 ZuChongZhi Road
Pudong New Area
Shanghai, 201203
The People   s Republic of China

       Re: 111, Inc.
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-38639
Dear Junling Liu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services